

January 24, 2014

Via E-mail
Mr. Luis Fernando Rolla
Chief Financial Officer
Energy Co of Minas Gerais
Avenida Baracena, 1200
Belo Horizonte, M.G. 30190-131

> **Re:** **Energy Co of Minas Gerais**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **Response dated January 21, 2014**
> **File No. 1-15224**

Dear Mr. Rolla:

We have reviewed your response dated January 21, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-11

1. We reviewed your response to comment 2 in our letter dated December 16, 2013. We understand that for certain Brazilian entities, ANEEL approval is not required for cash dividends as long as cash dividends do not exceed a dividend threshold ("Dividend Threshold") equal to the greater of adjusted net income or income reserves available for distribution. We also understand that this Dividend Threshold is established by Brazilian Corporate Law. Please tell us whether you are subject to this or a similar Dividend Threshold. If so, please reconsider comment 2 in our letter dated December 16, 2013.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Steven Sandretto
       Paul Hastings